================================================================================
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                ---------------

                                   SCHEDULE TO
                                  (RULE 13E-4)

            Tender Offer Statement under Section 14(d)(1) OR 13(e)(1)
                   of the Securities and Exchange Act of 1934
                                (Amendment No. 1)

                                ---------------

                             EXTREME NETWORKS, INC.
       (Name of Subject Company ("Issuer") and Filing Person ("Offeror"))

                                ---------------

          Options to purchase Common Stock, par value $0.001 per share
                         (Title of Class of Securities)

                                ---------------

                                     30226D
                      (CUSIP Number of Class of Securities)
                            (Underlying Common Stock)

                                ---------------

                                 Gordon L. Stitt
                      President and Chief Executive Officer
                             Extreme Networks, Inc.
                               3585 Monroe Street
                          Santa Clara, California 95051
                                 (408) 579-2800
                 (Name, Address, and Telephone Number of Person
                Authorized to Receive Notices and Communications
                           on Behalf of Filing Person)

                                ---------------

                            CALCULATION OF FILING FEE
================================================================================
      Transaction Valuation*          |           Amount of Filing Fee
           $139,522,081               |               $27,910.42
================================================================================
* Calculated solely for purposes of determining the filing fee. This amount assumes that options to purchase 15,436,910 shares of common stock of Extreme Networks, Inc. having an aggregate value of $139,522,081 as of October 29, 2001 will be acquired in connection with this Offer. The aggregate value of such options was calculated based on the Black-Scholes option pricing model. The amount of the filing fee, calculated in accordance with Rule 0-11(b) of the Securities Exchange Act of 1934, as amended, equals 1/50th of one percent of the value of the transaction.

[X] Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by Registration Statement Number, or the Form or Schedule and the date of its filing.

     Amount Previously Paid:  $27,910.42

     Form or Registration No.:  Schedule TO-I

     Filing party:  Extreme Networks, Inc.

     Date filed:  October 31, 2001

[_] Check box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes to designate any transactions to which the Statement relates:

[_]  Third-party tender offer subject to Rule 14D-1.

[X]  Issuer Tender Offer subject to Rule 13E-4.

[_]  Going-private transaction subject to Rule 13E-3.

[_]  Amendment to Schedule 13D under Rule 13D-2.

Check the following box if the filing is a final amendment reporting the results of the Tender Offer: [_]
--------------------------------------------------------------------------------

                             Introductory Statement

This Amendment No. 1 (this "Amendment") amends and supplements the Tender Offer Statement on Schedule TO (the "Schedule TO") filed by Extreme Networks, Inc., a Delaware corporation (the "Company"), with the Securities and Exchange Commission (the "Commission") on October 31, 2001, as amended, relating to the Company's offer to certain employees to exchange certain options that were granted and are outstanding under the Extreme Networks, Inc. Amended 1996 Stock Option Plan, the Extreme Networks, Inc. 2000 Nonstatutory Stock Option Plan, or the Extreme Networks, Inc. 2001 Nonstatutory Stock Option Plan, to purchase shares of the Company's Common Stock, par value $0.001 per share, having an exercise price per share of $10.00 or more for new options to purchase shares of the Company's Common Stock, upon the terms and subject to the conditions described in the Offer to Exchange dated October 31, 2001, and filed as Exhibit
(a)(1) to the Schedule TO.

This Amendment No. 1 amends and supplements the Schedule TO and the Offer to Exchange filed as Exhibit (a)(1) thereto, in order to:

     (i) revise the introduction to the Offer to Exchange, Questions 1, 7, 11 and 24 set forth in the Summary of Terms of the Offer to Exchange, and Section 1 ("Number of Options; Expiration Date") and Section 10 ("Status of Eligible Options Acquired by Us in the Offer") of the Offer to Exchange to clarify that the New Options will be granted on the date which is six months and one day after the Cancellation Date, or June 5, 2002 (unless the Company extends the Offer Period);

     (ii) revise Question 29 set forth in the Summary of Terms of the Offer to Exchange and Section 39 ("Extension of the Offer; Termination; Amendment") of the Offer to Exchange to provide that should the Company extend the Offer, the Company will announce the extension no later than 12:00 noon, Pacific Time, the next business day after the last previously scheduled or announced expiration date;

     (iii) revise Section 3 ("Procedures for Tendering Options") and Section 5 ("Acceptance of Eligible Options for Exchange and Cancellation and Issuance of New Options") of the Offer to Exchange to explain that the Company will deliver a confirmation of acceptance to optionees electing to participate in the Offer to Exchange indicating that the tendered options have been cancelled and notifying such optionees of the date on which the New Options will be granted;

     (iv) revise Section 5 ("Acceptance of Eligible Options for Exchange and Cancellation and Issuance of New Options") of the Offer to Exchange to explain that the Board of Directors of the Company will meet on the actual grant date in order to issue the New Options on the New Option Grant Date;

     (v) revise Section 6 ("Conditions to the Offer") and Section 39 ("Extension of the Offer; Termination; Amendment") of the Offer to Exchange to clarify that all conditions to the offer will be asserted, satisfied or waived on or before the expiration of the Offer;

     (vi) revise the Table of Contents to the Offer to Exchange and Section 42 ("Miscellaneous") of the Offer to Exchange to withdraw certain language regarding, and reference to, the application of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934 to forward-looking statements set forth in the Offer and SEC reports referenced in the Offer; and

     (vii) file as Exhibit (a)(7) the form of confirmation to be delivered by the Company to optionees electing to participate in the Offer, indicating that the tendered options have been cancelled and that the optionee will receive a new option on the New Option Grant Date.

Item 12.  Exhibits.

  Exhibit
  Number     Description
----------   -------------------------------------------------------------------
(a)(1)       Offer to Exchange dated October 31, 2001.
(a)(2)       Email sent to employees of the Company on October 31, 2001.*
(a)(3)       Form of Online Election Form.*
(a)(4)       Question and Answer Regarding Stock Option Exchange sent to employees of the Company on October 31, 2001. *
(a)(5)       Stock Option Exchange Employee Presentation sent to employees of the Company on October 31, 2001.*
(a)(6)       Extreme Networks, Inc. Annual Report on Form 10-K for its fiscal year ended July 1, 2001, filed with the Securities and Exchange
             Commission on September 26, 2001, is incorporated herein by reference.*
(a)(7)       Form of confirmation of acceptance and cancellation of tendered options to be delivered by the Company
(b)          Not Applicable.
(d)(1)       Extreme Networks, Inc. Amended 1996 Stock Option Plan, as amended.*
(d)(2)       Extreme Networks, Inc. Amended 1996 Stock Option Plan Prospectus. *
(d)(3)       Form of Notice of Grant of Stock Options and Stock Option Agreement
             pursuant to the Extreme Networks, Inc. Amended 1996 Stock Option
             Plan. *
(d)(4)       Extreme Networks, Inc. 2000 Nonstatutory Stock Option Plan. *
(d)(5)       Extreme Networks, Inc. 2000 Nonstatutory Stock Option Plan
             Prospectus. *
(d)(6)       Form of Notice of Grant of Stock Options and Stock Option Agreement
             pursuant to the Extreme Networks, Inc. 2000 Nonstatutory Stock
             Option Plan. *
(d)(7)       Extreme Networks, Inc. 2001 Nonstatutory Stock Option Plan. *
(d)(8)       Extreme Networks, Inc. 2001 Nonstatutory Stock Option Plan
             Prospectus. *
(d)(9)       Form of Notice of Grant of Stock Options and Stock Option Agreement
             pursuant to the Extreme Networks, Inc. 2001 Nonstatutory Stock
             Option Plan. *
(g)          Not Applicable.
(h)          Not Applicable.
---------------------
* Previously filed.

                                    SIGNATURE

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Amendment No. 1 to the Schedule TO is true, complete and correct.

                                      EXTREME NETWORKS, INC.

                                      /s/  Harold L. Covert
                                      ------------------------------------------
                                      Harold L. Covert
                                      Chief Financial Officer

Dated:  November 15, 2001

                                      iii

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                                INDEX TO EXHIBITS
                                -----------------

  Exhibit
  Number     Description
----------   -------------------------------------------------------------------
(a)(1)       Offer to Exchange dated October 31, 2001.
(a)(2)       Email sent to employees of the Company on October 31, 2001. *
(a)(3)       Form of Online Election Form. *
(a)(4)       Question and Answer Regarding Stock Option Exchange sent to employees of the Company on October 31, 2001. *
(a)(5)       Stock Option Exchange Employee Presentation sent to employees of the Company on October 31, 2001. *
(a)(6)       Extreme Networks, Inc. Annual Report on Form 10-K for its fiscal year ended July 1, 2001, filed with the Securities and Exchange
             Commission on September 26, 2001, is incorporated herein by reference. *
(a)(7)       Form of confirmation of acceptance and cancellation of tendered options to be delivered by the Company
(b)          Not Applicable.
(d)(1)       Extreme Networks, Inc. Amended 1996 Stock Option Plan, as
             amended. *
(d)(2)       Extreme Networks, Inc. Amended 1996 Stock Option Plan Prospectus. *
(d)(3)       Form of Notice of Grant of Stock Options and Stock Option Agreement
             pursuant to the Extreme Networks, Inc. Amended 1996 Stock Option
             Plan. *
(d)(4)       Extreme Networks, Inc. 2000 Nonstatutory Stock Option Plan. *
(d)(5)       Extreme Networks, Inc. 2000 Nonstatutory Stock Option Plan
             Prospectus. *
(d)(6)       Form of Notice of Grant of Stock Options and Stock Option Agreement
             pursuant to the Extreme Networks, Inc. 2000 Nonstatutory Stock
             Option Plan. *
(d)(7)       Extreme Networks, Inc. 2001 Nonstatutory Stock Option Plan. *
(d)(8)       Extreme Networks, Inc. 2001 Nonstatutory Stock Option Plan
             Prospectus. *
(d)(9)       Form of Notice of Grant of Stock Options and Stock Option Agreement
             pursuant to the Extreme Networks, Inc. 2001 Nonstatutory Stock
             Option Plan. *
(g)          Not Applicable.
(h)          Not Applicable.
-------------------------
* Previously filed

                                       iv